Exhibit 2

I.  Acquisition of Matrix Pharmaceutical

Q:  Walk us through your valuation model for Matrix and tezacitabine.

A:  This acquisition brings value to Chiron in a number of ways: Tezacitabine is a novel cytotoxic nucleoside analog with potential in a number of solid tumor cancers. The mechanism of action for the compound is known and a number of clinical trials are being completed. The manufacturing process is well characterized and there is a strong intellectual property position surrounding this compound. Initial data from clinical trials show responses in esophageal and biliary cancer and activity in colorectal and lung patients.

Q:  Why are you willing to pay a 100 percent premium for Matrix?

A:  For a company with a market cap of under $100 million, looking at the premium is not a good measure of the value of the company, since such small cap stocks are very volatile. If you compare the acquisition to comparable transactions, you can see that the purchase price is attractive when compared to the acquisition prices for Phase II programs.

Results from clinical trials indicate potential for first line therapy for esophageal and biliary cancer and second line therapy for a number of solid tumor cancers, in particular, colorectal and lung. Clinical results also show the potential for tezacitibine to be additive and synergistic with current chemotherapeutic agents.

We believe that the purchase price is commensurate with this agent's potential for first and second line therapy for solid tumor cancers for which there are limited treatment options. If successful, tezacitibine has significant market potential beyond the purchase price.

Q:  What will you do with Matrix facilities?

A:  We currently intend to close non-essential operations promptly upon the closure of the deal. This includes the Fremont facility.

Q:  What will happen to Matrix employees?

A:  We currently expect to offer a small number of employees permanent positions at Chiron. Other employees will be asked to remain with the company through a transition period. Matrix employees who are not offered permanent or transition positions will be encouraged to apply for other open positions within Chiron.

Q:  Given the recent flurry of merger activity in biotech, this is a fairly small deal. With a strong balance sheet and a billion dollars in cash, couldn't the company have done better?

A:  We believe that tezacitabine has significant potential in the marketplace and will be an important addition to Chiron's oncology portfolio. The acquisition of Matrix is an important first step in our continuing efforts to enhance our portfolio and establish Chiron as a leader in the development of novel anti-infective and cancer therapeutics.

Q:  Will there be any dilution of earnings?

A:  No. We do not currently expect that the deal will result in any dilution.

II.  Chiron Pipeline

Q:  Does this fill a gap in your pipeline?

A:  Tezacitabine is an important addition to our oncology portfolio, which will soon develop into a broad phase II program examining the therapeutic potential of this agent as first line and second line therapy for a number of solid tumor cancers. Additionally, this program is consistent with our strategy to develop novel cancer therapeutics that can be marketed by our strong oncology sales force both in the United States and Europe.

Q:  Are you eliminating anything in your portfolio as a result of this acquisition?

A:  No. We see tezacitabine as enhancing our existing portfolio of more than twenty clinical programs.

Q:  Does that mean that Chiron is continuing to look for in-licensing agreements/acquisitions/mergers?

A:  We continue to be vigilant for possible deals that would bring new strengths to the company and enhance shareholder value.

II.  Tezacitabine

Q:  Why do you believe tezacitabine is so promising?

Tezacitabine has shown promising data in pre-clinical and Phase I trials. The drug has shown activity against several solid tumors, including esophogeal and biliary cancers, where there is an urgent unmet medical need. In addition, tezacitabine has the potential to be a second-line treatment or part of a combination treatment in other cancers, such as colorectal and lung. Adverse events occur with the similar frequency to other chemotherapeutics. For these reasons, we think tezacitabine is a significant addition to our oncology portfolio.

Q:  What is your path to approval for tezacitabine?

A:  We intend to begin the first of four Phase II trials by the end of 2002 or early in 2003. The estimate for an NDA filing for first indication would be in 2006.

Q:  Are there any patent issues to be concerned about?

A:  Not that we are aware of. Patent protection includes both methods of treatment and methods of synthesis.

Q:  Will you have full marketing rights to tezacitabine?

A:  Matrix has worldwide rights, except for Japan. Chiron's focus is on marketing and developing the drug in the U.S. and Europe.

Q:  Do you have the small molecule skills to develop tezacitabine?

A:  Yes. As a result of our acquisition of PathoGenesis in 2000, we have substantial small molecules and CMC skills. We hope to strengthen those skills with the addition of people on Matrix's tezacitabine team.

Q:  Will tezacitabine be a competitor with Lilly's Gemzar or Imclone's C225 antibody?

A:  Although similar in some respects to Gemzar, we do not see it as a competitor. Tezacitabine has activity in a variety of cancers beyond those in which Gemzar is used. In addition, tezacitabine appears to have activity when used in combination with common chemotherapy agents such as 5FU and Cis-platinum.

Intradose

Q:  What do you plan to do with Intradose?

A:  Chiron does not intend to pursue the Intradose program itself at this time.

Q:  Do you see any value in Intradose?

A:  We believe that tezacitabine offers more promising opportunities and therefore are focusing our development plans on it.